ACTIVE POWER, INC.

2128 W. Braker Lane, BK12

Austin, Texas 78758

Telephone: (512) 836-6464

May 13, 2005

VIA EDGARLINK TRANSMISSION AND

FACSIMILE (202) 942-9648

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn: H. Christopher Owings

Re:	Active Power, Inc.

Registration Statement on Form S-3 (Reg No. 333-123586)

Dear Mr. Owings:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant of the offering pursuant to the above-captioned Registration Statement hereby respectfully requests that the effective time of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. Washington, D.C. time, on May 17, 2005, or as soon thereafter as practicable.

In addition, Active Power, Inc. herby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Active Power, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Active Power, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACTIVE POWER, INC.

By:	/s/ John Penver
John Penver
Vice President and Chief Financial Officer

cc:	Scott Anderegg [Staff]

Ellie Quarles [Staff]

Michael Chibib [Active Power, Inc.]

Matthew Lyons [Andrews Kurth LLP]

Ted Gilman [Andrews Kurth LLP]